# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM C

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

***Name of issuer***
AnyOneUp, Inc.

***Legal status of issuer***

**Form**
Corporation

**Jurisdiction of Incorporation/Organization**
Delaware

**Date of organization**
June 28, 2022

***Physical address of issuer***
4305 Ridgebend Dr., Round Rock, TX 78665

***Website of issuer***
www.anyoneup.com

***Name of intermediary through which the Offering will be conducted***
Dealmaker Securities LLC

*CIK number of intermediary*
0001872858

*SEC file number of intermediary*
00870756

*CRD number, if applicable, of intermediary*
315324

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering*
5.0% of the amount raised in the Offering

*Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest*
$5,000 one-time administrative and compliance consulting services fee and 2% of the total Securities sold in the Offering (deliverable at closing)

*Name of qualified third party "Escrow Agent" which the Offering will utilize*
Enterprise Bank & Trust

*Type of security offered*
Shares of Class CF Common Stock

*Target number of Securities to be offered*
25,000

*Price (or method for determining price)*
$1.00

*Target offering amount*
$25,000.00

*Oversubscriptions accepted:*
☑ Yes
☐ No

*Oversubscriptions will be allocated:*
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: on a First-come, first-served basis

*Maximum offering amount (if different from target offering amount)*
$5,000,000.00

*Deadline to reach the target offering amount*
October 25, 2022

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*
2

|  | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | $0.00 | $0.00 |
| **Cash & Cash Equivalents** | $0.00 | $0.00 |
| **Accounts Receivable** | $0.00 | $0.00 |
| **Short-term Debt** | $0.00 | $0.00 |
| **Long-term Debt** | $0.00 | $0.00 |
| **Revenues/Sales** | $0.00 | $0.00 |
| **Cost of Goods Sold** | $0.00 | $0.00 |
| **Taxes Paid** | $0.00 | $0.00 |
| **Net Income** | $0.00 | $0.00 |

*The jurisdictions in which the issuer intends to offer the Securities:*
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**July 26, 2022**

**FORM C**

**Up to $5,000,000.00**

**AnyOneUp, Inc.**



### Shares of Class CF Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by AnyOneUp, INC., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Shares of Class CF Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $250.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion.  The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Dealmaker Securities LLC (the "Intermediary"). The Intermediary will be entitled to receive 5% of the total amount raised in the Offering and a $5,000 one-time administrative and compliance consulting fee. In addition to the Commission, Dealmaker shall be issued Securities equal to 2% of the Securities sold through the Offering. related to the purchase and sale of the Securities.

| | Price to Investors | Service Fees and Commissions (1) | Net Proceeds |
|---|---|---|---|
| Minimum Individual Purchase Amount | $250.00 | $12.50 | $237.50 |
| Aggregate Minimum Offering Amount | $25,000.00 | $6,250.00 | $18,750.00 |
| Aggregate Maximum Offering Amount | $5,000,000.00 | $255,000.00 | $4,745,000.00 |

(1)      This excludes fees to the Company's advisors, such as attorneys and accountants.
(2)      DealMaker Securities LLC will receive 5% of the total amount raised in the Offering, a $5,000 one-time administrative and compliance consulting fee, and 2% of the Securities sold in the Offering (deliverable on closing) in connection with the Offering.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.anyoneup.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual**

**report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C is July 26, 2022.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS

OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

### NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

### SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

### SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

## NOTICE REGARDING ESCROW AGENT

ENTERPRISE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

### *Forward Looking Statement Disclosure*

*This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

### *Disclaimer of Television Presentation*

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

# Table of Contents

## ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.anyoneup.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

### About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

AnyOneUp, Inc. (the "Company") is a Delaware Corporation, formed on June 28, 2022.

The Company is located at 4305 Ridgebend Dr., Round Rock, TX 78665.

The Company's website is www.anyoneup.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

### The Business

AnyOneUp is an on-line community for registered users to report stalking and harassment, participate in discussions, get feedback from their peers, form virtual communities, engage in social networking services in the field of bullying, stalking, harassment, suicide prevention, and supporting victims of revenge pornography. We will be offering ad space throughout the site, specifically for Lawyers, Private investigators and other ads related to this space.

**The Offering**

| | |
|---|---|
| **Minimum amount of Shares of Class CF Common Stock being offered** | 25,000 |
| **Total Shares of Class CF Common Stock outstanding after Offering (if minimum amount reached)** | 25,000 |
| **Maximum amount of Shares of Class CF Common Stock** | 5,000,000 |
| **Total Shares of Class CF Common Stock outstanding after Offering (if maximum amount reached)** | 5,000,000 |
| **Purchase price per Security** | $1.00 |
| **Minimum investment amount per investor** | $250.00 |
| **Offering deadline** | October 25, 2022 |
| **Use of proceeds** | See the description of the use of proceeds on page 28 hereof. |
| **Voting Rights** | No voting rights. See the description of the voting rights on page 36 hereof. |

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

## RISK FACTORS

### Risks Related to the Company's Business and Industry

***To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.***
We are a startup Company and our business model currently focuses on building the online community, rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately 7/2023, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

***We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

We were incorporated under the laws of Delaware on June 28, 2022. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

***Our management team has limited experience and has not managed a business with similar risks and challenges specific to our business.***

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

***In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***

In particular, the Company is dependent on James McGibney who are CEO and President, and Melissa Kay Hargis, CTO and Secretary of the Company. The Company has or intends to enter into employment agreements with James McGibney although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of James McGibney or Melissa Kay Hargis or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***We rely on various intellectual property rights, including trademarks in order to operate our business.***

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.***
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***

The Company is dependent on James McGibney and Melissa Kay Hargis in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of James McGibney or Melissa Kay Hargis die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

***We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.***

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.***

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

***Changes in employment laws or regulation could harm our performance.***

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

***The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.***

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-

19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

**We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.**
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

**We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.**
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business.

**Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.**
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of

services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

***Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.***
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

***If we fail to attract and retain enough sufficiently trained personnel to support our operations, our business and results of operations will be seriously harmed.***
We will rely on personnel, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified talent.

***Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.***
Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

*We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.*

*We are subject to rapid technological change and dependence on new product development.*
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

*Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.*
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

*We derive significant revenue and profit from commercial contracts awarded through competitive bidding processes, including renewals, which can impose substantial costs on us.*
Many of these contracts are extremely complex and require the investment of significant resources in order to prepare accurate bids and proposals. Competitive bidding imposes substantial costs and presents a number of risks, including: (i) the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may or may not be awarded to us; (ii) the need to estimate accurately the resources and costs that will be required to implement and service any contracts we are awarded, sometimes in advance of the final determination of their full scope and design; (iii) the expense and delay that may arise if our competitors protest or challenge awards made to us pursuant to competitive bidding, and the risk that such protests or challenges could result in the requirement to resubmit bids, and in the termination, reduction, or modification of the awarded contracts; and (iv) the opportunity cost of not bidding on and winning other

contracts we might otherwise pursue. Adverse events or developments in any of these bidding risks and uncertainties could materially and negatively impact our business and results of operations.

***We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.***

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

***Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.***

Military actions in Ukraine and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

**Risks Related to the Securities**

***The Shares of Class CF Common Stock will not be freely tradable until one year from the initial purchase date. Although the Shares of Class CF Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Shares of Class CF Common Stock. Because the Shares of Class

CF Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Shares of Class CF Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares of Class CF Common Stock may also adversely affect the price that you might be able to obtain for the Shares of Class CF Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

**Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.**
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

**No Guarantee of Return on Investment**
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

**A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses of the Company.**
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as repayment for expenses incurred prior to the Offering and owed to them by the Company.

**A majority of the Company is owned by a small number of owners.**
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 91.1% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

***The Company has the right to extend the Offering deadline.***

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

***There is no present market for the Securities and we have arbitrarily set the price.***

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

***Your ownership of the shares of stock will be subject to dilution.***

Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into , issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

***The Securities will be equity interests in the Company and will not constitute indebtedness.***

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

23

***There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.***

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons.  In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

***The Company does not anticipate paying any cash dividends for the foreseeable future.***

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of .

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

**BUSINESS**

**Description of the Business**

AnyOneUp is an on-line community for registered users to report stalking and harassment, participate in discussions, get feedback from their peers, form virtual communities, engage in social networking services in the field of bullying, stalking, harassment, suicide prevention, and supporting victims of revenge pornography. We will be offering ad space throughout the site, specifically for Lawyers, Private investigators and other ads related to this space.

**Business Plan**

AnyOneUp is creating an on-line community for registered users to report stalking and harassment, participate in discussions, get feedback from their peers, form virtual communities, engage in social networking services in the field of bullying, stalking, harassment, suicide prevention, and supporting victims of revenge pornography. This is planned to include self help guides for victims of revenge porn, forums where victims can get advice on their particular issues, and access to curated service providers for legal, investigative, and other paid services. This last section creates our advertiser revenue model.

A summary of the business plan is attached hereto as **Exhibit B** and incorporated herein by reference.

## History of the Business

### The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| Social Networking | AnyOneUp is an on-line community for registered users to report stalking and harassment, participate in discussions, get feedback from their peers, form virtual communities, engage in social networking services in the field of bullying, stalking, harassment, suicide prevention, and supporting victims of revenge pornography. | None |

The online community will be built with the proceeds of the offering. This is currently planned to include free self help guides for victims, forums for community feedback, and curated professional service provider offerings.

Online through anyoneup.com

### Competition

Management doesn't believe that there is an exact competitor to our vision. However, some companies that might be close could include BullyVille (bullyville.com is owned and operated by James McGibney), BetterHelp, and TalkSpace. Competing solutions could come from several large social media providers including Reddit, Facebook, and Google.

Currently victims of revenge porn may find support in social media groups, therapy, and other diffused solutions. A risk is that this gives us a limited view of what our revenue can and will be. We are unable to find other companies with metrics from which we can extrapolate our revenue potential.

The founder of AnyOneUp, James McGibney, successfully shut down the three largest revenge pornography websites in existence. He is considered an industry leader in this space. We are extremely fortunate in that our only past centralized competition is bullyville.com, which was founded by James McGibney. Bullyville.com has since pivoted towards the publication of celebrity bullying stories and posts of users of their own bullying stories.

**Supply Chain and Customer Base**

Our customers are individual consumers of our content as well as advertisers eager to connect with such consumers. AnyOneUp is creating an on-line community for registered users to report stalking and harassment, participate in discussions, get feedback from their peers, form virtual communities, engage in social networking services in the field of bullying, stalking, harassment, suicide prevention, and supporting victims of revenge pornography.

We will be building out this functionality mostly with existing tools and on standard platforms. However, we will need to hire a small tech team to accomplish and run the system.  Legal and content creation are other direct expenses we expect to invest in for the site.

**Intellectual Property**

*Trademarks*

| Application or Registration # | Goods / Services | Mark | File Date | Registration Date | Country |
|---|---|---|---|---|---|
| 97502817 | IC 042. US 100 101. G & S: Computer services, namely, creating an on-line community for registered users to report stalking and harassment, participate in discussions, get feedback from their peers, form virtual communities, engage in | AnyOneUp | July 14, 2022 | | United States |

| social networking services in the field of bullying, stalking, harassment, suicide prevention, and supporting victims of revenge pornography. | | | | |
|---|---|---|---|---|

### Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its domestic and international operations in the areas of labor, advertising, digital content, consumer protection, real estate, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, television, intellectual property ownership and infringement, tax, import and export requirements, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy requirements, anti-competition, environmental, health and safety. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

### Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

### Other

The Company's principal address is 4305 Ridgebend Dr., Round Rock, TX 78665

The Company has the following additional addresses:

The Company conducts business in Texas.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

## USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

| Use of Proceeds | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fees | 25.00% | $6,250 | 5.10% | $255,000 |
| Campaign marketing expenses or related reimbursement | 20.00% | $5,000 | 1.40% | $70,000 |
| Estimated Attorney Fees | 20.00% | $5,000 | 2.00% | $100,000 |
| Estimated Accountant/Auditor Fees | 20.00% | $5,000 | 2.00% | $100,000 |
| General Marketing | 4.00% | $1,000 | 40.00% | $2,000,000 |
| Research and Development | 4.00% | $1,000 | 21.00% | $1,050,000 |
| Equipment Purchases | 4.00% | $1,000 | 1.00% | $50,000 |
| Future Wages | 0.00% | $0 | 20.00% | $1,000,000 |
| Accrued expenses of managers, officers, directors or employees | 0.00% | $0 | 0.40% | $20,000 |
| Repayment of Debt | 3.00% | $750 | 0.10% | $5,000 |
| General Working Capital | 0.00% | $0 | 7.00% | $350,000 |
| **Total** | 100.00% | $25,000 | 100.00% | $5,000,000 |

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. Efforts will vary based on amount raised, market conditions, and other factors outside of our control.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Upon gaining new information that indicates a different course of action may be warranted. .

## DIRECTORS, OFFICERS AND EMPLOYEES

### Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

James McGibney

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

Director, CEO, President - James McGibney - 6-28-2022 - current

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

James McGibney
Senior Director of Cybersecurity and Compliance, Rosendin Electric. October 2013 – current
Founder & CEO Bullyville. February 2011 – current
CEO HydroHash - January 2022 - July 22, 2022

*Education*

Master's Degree, Boston University
Doctoral Student, Pepperdine (exp. grad 2024)
Harvard Business School - Exec Education
Harvard University - Cybersecurity certification

*Name*

Melissa Kay Hargis

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

Director, CTO, and Secretary, July 22, 2022 - current

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Senior software engineer at Upstart, November 2018 – Present
currently Software Engineering Manager
Spanish professor 2008-2018

### *Education*

BA in Spanish, Purdue University
MA in Spanish Linguistics, Purdue University, 2007
Sabio Coding Bootcamp 2014

### Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

### *Name*

James McGibney

### *All positions and offices held with the Company and date such position(s) was held with start and ending dates*

Director, CEO, President - James McGibney - 6-28-2022 - current

### *Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

James McGibney
Senior Director of Cybersecurity and Compliance, Rosendin Electric. October 2013 – current
Founder & CEO Bullyville. February 2011 – current
CEO HydroHash - January 2022 - July 22, 2022

### *Education*

Master's Degree, Boston University
Doctoral Student, Pepperdine (exp. grad 2024)
Harvard Business School - Exec Education
Harvard University - Cybersecurity certification

### *Name*

Melissa Kay Hargis

30

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Director, CTO, and Secretary, July 22, 2022 - current

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Senior software engineer at Upstart, November 2018 – Present
currently Software Engineering Manager
Spanish professor 2008-2018

### Education

BA in Spanish, Purdue University
MA in Spanish Linguistics, Purdue University, 2007
Sabio Coding Bootcamp 2014

### Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 2 employees in Texas & California.

The Company has the following employment/labor agreements in place:

| Employee | Description | Effective Date | Termination Date |
|---|---|---|---|
| James McGibney | At-Will Employment agreement | June 28, 2022 | N/A |
| Melissa Kay Hargis | At-Will Employment agreement | July 22, 2022 | N/A |

## CAPITALIZATION AND OWNERSHIP

### Capitalization

The Company has issued the following outstanding Securities:

| | |
|---|---|
| **Type of security** | Class A Common (voting) Common Stock |
| **Amount outstanding** | 9,000,000[1] |
| **Voting Rights** | One vote per share on all matters to come before the shareholders. |
| **Anti-Dilution Rights** | None |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | Issuance of additional Class A Common would dilute the CF Common. |
| **Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).** | 100.0% |

(1) The Company has reserved 1,000,000 shares of Class A Common Stock for issuance under the Company's equity compensation plan.

The Company has the following debt outstanding: None other than accrued expenses.

The Company has not conducted any offerings, exempt or not, in the past 3 years.

### *Valuation*

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $9,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

### Ownership

The Company has three (3) shareholders, James McGibney, Melissa Kay Hargis, and Sheldon Rick Bentley.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned Prior to Offering |
|---|---|
| James McGibney | 50.0% |
| Melissa Kay Hargis | 41.1% |

Following the Offering, the Purchasers will own 0.3% of the Company if the Minimum Amount is raised and 35.7% if the Maximum Amount is raised.

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.**

### Operations

We are a pre-revenue company and our primary expenses consist of the following: website design and marketing. We do not anticipate generating revenue until after July 28th, 2022.

The Company intends to achieve profitability in the next 12 months by offering ad-space on anyoneup.com

### Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $0 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

### Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

### Material Changes and Other Information

### Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment.  Potential Purchasers should also assess the consequences to the

Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as **Exhibit A**.

## THE OFFERING AND THE SECURITIES

### The Offering

The Company is offering up to 5,000,000 of Shares of Class CF Common Stock for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by October 25, 2022 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must complete the purchase process through our intermediary DealMaker Securities LLC (the "**Intermediary**") by making a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Enterprise Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until forty-eight (48) hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $250.00.

The Offering is being made through DealMaker Securities LLC, as the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

### Commission/Fees

5.0% of the amount raised in the Offering

### Stock, Warrants and Other Compensation

A one-time fee of $5,000, and 2% of the total Securities sold in the Offering (deliverable at closing).

### Transfer Agent and Registrar

The transfer agent and registrar for the Securities is DealMaker Transfer Agent LLC.

### The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

### Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 15,000,000 shares of common stock, par value $0.000010 per share, consisting of 10,000,000 shares of Class A Common Stock and 5,000,000 shares of Class CF Common Stock, and (ii) of which 9,000,000 shares of Class A Common Stock will be issued and outstanding, and 25,000 shares of Class CF Common Stock will be issued and outstanding.

### Voting and Other Rights

Holders of Class A Common Stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy.

Holders of Class CF Common Stock being sold under this Offering will have no vote in the election of directors or issues coming before the shareholders.

The founders and management will control the election of the Board of Directors and corporate matters.

Shareholders of Class CF Common Stock are entitled to receive dividends at the election of the board at the same time as shareholders of Class A Common Stock and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, shareholders of both Class A Common Stock and Class CF Common Stock will have rights to a company's assets *pari passu* only after creditors (including noteholders, if any) and preferred shareholders (if any) have been paid in full in accordance with the terms of their instruments.

### Dividend Rights

Holders of Class CF Common Stock are entitled to receive dividends at the election of the board at the same time as shareholders of Class A Common Stock and will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does not intend to issue dividends in the future.

### Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of Class CF Common Stock and Class A Common Stock common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

### Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

**Voting and Control**

The Securities have the following voting rights: No voting rights except as required by Delaware law.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

### Anti-Dilution Rights

The Securities do not have anti-dilution rights.

### Restrictions on Transfer

Transfer of all shares of Common Stock is prohibited by the Bylaws of the Company unless consent is provided by the Board of Directors.

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

### Other Material Terms

The Company does not have the right to repurchase the Shares of Class CF Common Stock.

### TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

### Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

### Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

## OTHER INFORMATION

None

### Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/James McGibney
(Signature)

James McGibney
(Name)

Chief Executive Officer and President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/James McGibney
(Signature)

James McGibney
(Name)

Chief Executive Officer ("CEO") and President
(Title)

July 26, 2022
(Date)

/s/Melissa Kay Hargis
(Signature)

Melissa Kay Hargis
(Name)

Chief Technology Officer ("CTO") & Secretary
(Title)

July 26, 2022
(Date)

**Instructions.**

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, James McGibney, being the President of AnyOneUp, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of July 26, 2022 and the related statements of income (deficit), stockholder's equity and cash flows for short year ending July 26, 2022, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2022, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/James McGibney
(Signature)

James McGibney
(Name)

Chief Executive Officer ("CEO") and President
(Title)

July 26, 2022
(Date)

**EXHIBITS**

Exhibit A     Financial Statements

Exhibit B     Business Plan Summary

**EXHIBIT A**

Financial Statements

|  | As of July 26, 2022 | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | $0.00 | N/A |
| **Total Liabilities** | $0.00 | N/A |
| **Shareholders' Equity** | $0.00 | |
| **Revenues/Sales** | $0.00 | N/A |
| **Net Income** | $0.00 | N/A |

**EXHIBIT B**

Business Plan Summary

(attached)

# Anyone Up Inc.

## Business Plan

# Opportunity

Founder and CEO, James McGibney, took down a notorious revenge porn site www.isanyoneup.com.

James' actions from that time are now gaining notice in mainstream media, Vice, Netflix and others have or are producing content about the events.

Rick Bentley, co-founder, and James re-purchased the domain and will be directing traffic to the website of Anyone Up Inc.

Our intention at Anyone Up Inc. is to build the top destination for victims of revenge porn.

# Our Goal: Top destination for revenge porn victims

1) Self help guide. Do's and Don't. Learn from the experts and past victims of what works and what doesn't.

2) Community Forum. A place where victims can ask the community for input on their specific issues, share knowledge and outcomes from individual experiences.

3) Relevant advertisers. Some victims will need legal, private investigative, and other professional services. This is the revenue model for the site.

## Advertising Revenue

The most popular ways of monetizing web traffic are PPC (Pay Per Click) and CPI (Cost Per Impression).

However, well targeted traffic can often enjoy more profitable models like CPC (Cost Per Conversion). We believe that we will be able to find and vet select advertisers who enjoy a high dollar value per new customer/client we provide them, who will pay us well when a customer converts, rather than just trying to monetize web traffic with third party platforms like Adwords.

# Forecast

Exact forecasts are impossible at this stage. Web traffic and its subsequent monetization cannot be predicted at this time.

However, given the expected media focus, this fundraise and subsequent marketing, we believe we will get traffic necessary so that the next three year revenue could reasonably be expected to be on the order of:

Y1: $500k

Y2: $1.5M

Y3: $3M

# Building it out

There is no new technology being developed. An online user community with forum and advertising engine can be built with existing tools on existing platforms and hosted with any one of a myriad of service providers.

Depending on funds raised in the Reg CF, we expect to hire between 0 and 10 employees, as well as utilize outside contractors. Key focus areas are:

1) Engineering: build the site, QA it, host it. Web engineers, QA and DevOps.

2) Content: what goes on the site. Writers, domain experts.

3) G&A: running the whole thing. Legal, finance, management.

4) Marketing: driving traffic to the site. Marketing and outside parties.

# Impact

With a safe place for revenge porn victims to seek and obtain help, we believe that we can help thousands upon thousands of people reclaim their lives, prevent inumberable suicides, and generally promote better online behavior in our society.